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10035604

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 -67342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Dart Executions, L.L.C.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Huerta **(312) 244-5338**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC
105

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/22/2010

OATH OR AFFIRMATION

I, **Kelly Huerta**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Dart Executions, L.L.C.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial and Operations Principal

Title



Notary Public


"OFFICIAL SEAL"
Joseph Stevens
Notary Public, State of Illinois
Commission Expires 8/2/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dart Executions, L.L.C.

Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 250,396
Receivable from broker-dealers	2,864,735
Brokerage and execution fees receivable	231,159
Memberships in exchanges owned, at cost (fair value $2,500,000)	1,150,000
Total assets	$ 4,496,290
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	
Total liabilities	$ 289,374
Commitments and contingent liabilities	
Member's Equity	4,206,916
Total liabilities and member's equity	$ 4,496,290

See Notes to Financial Statements.